EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2014	2013
	(Millions)
Net income attributable to Tenneco Inc.	$46	$54
Add:
Interest expense	19	20
Portion of rental representative of the interest factor	5	5
Income tax expense	40	12
Noncontrolling interests	8	7
Amortization of interest capitalized	1	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned
Earnings as defined	$119	$99
Interest expense	19	20
Interest capitalized	1	1
Portion of rentals representative of the interest factor	5	5
Fixed charges as defined	$25	$26
Ratio of earnings to fixed charges	4.76	3.81